Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	John M. Jennings
104 South Main Street / Ninth Floor / Greenville, SC 29601	Tel: 864.250.2207
Tel: 864.250.2300 Main Fax: 864.232.2925	Fax: 864.250.2349
www.nelsonmullins.com	john.jennings@nelsonmullins.com

October 9, 2013

Mr. Mark S. Webb, Esq.

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:                           First Community Corporation

Registration Statement on Form S-4

Registration No. 333-

Dear Mr. Webb:

On behalf of First Community Corporation (“First Community”), I am transmitting for filing under the Securities Act of 1933 (the “Act”), a Registration Statement on Form S-4 relating to the merger involving First Community, Savannah River Financial Corporation and each companies’ respective banking subsidiaries.

In connection with the review of this filing, we would like to advise the Staff that, as disclosed in the Form S-4, certain of the named executive officers of Savannah River Financial Corporation will receive “golden parachute” compensation as described in Item 402(t) of Regulation S-K.  However, pursuant to guidance we received from the Staff of the Office of Mergers & Acquisitions, First Community is not required to hold a say-on-golden parachute vote in connection with these payments and the merger.  In this regard, we note that Savannah River Financial Corporation is not subject to Section 13 or 15(d) of the Exchange Act, and no “golden parachute” compensation is to be received by the named executive officers of First Community.

Please direct any questions or comments regarding this filing to the undersigned at (864) 250-2207.

Very truly yours,

/s/ John M. Jennings

John M. Jennings